Exhibit 99.3

DHT HOLDINGS, INC. ANNOUNCES CLOSING OF PUBLIC SECONDARY OFFERING OF DHT
COMMON STOCK BY BW GROUP LIMITED AND RESIGNATION OF ANDERS ONARHEIM
FROM ITS BOARD OF DIRECTORS

HAMILTON, BERMUDA, November 21, 2019 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) today announced the closing of the previously announced registered underwritten public offering of 14,680,880 shares of DHT common stock held by BW Group Limited (“BW Group”).  DHT did not offer any shares in or receive any proceeds from the offering. The total number of shares of DHT common stock outstanding did not change as a result of the offering.

The offering represented approximately 10% of the outstanding shares of DHT common stock.  BW Group holds 34,159,674 shares, or approximately 23.3% of the outstanding shares of DHT common stock, following the transaction.

Following the completion of the offering, BW Group Chairman Andreas Sohmen-Pao commented:

“BW Group merged its VLCC fleet with DHT in 2017 with a view to supporting consolidation and building a stronger VLCC platform.  Having since made significant additional investments across the tanker, gas, and upstream sectors, BW Group divested some of its shares of DHT common stock in order to balance its portfolio.  We also believe this will improve free float and liquidity for other shareholders in DHT.

“DHT is a well-managed company with a clear strategy and strong capital discipline at a time of positive fundamentals in the shipping cycle.  We believe the company is well positioned and we will still be a large and supportive shareholder following this transaction.”

Effective upon the completion of the offering, Mr. Anders Onarheim, one of BW Group’s two designees to DHT’s board of directors, resigned from the board of directors in accordance with the requirements of the existing Investor Rights Agreement between DHT and BW Group. DHT does not currently intend to immediately fill the vacancy on its board of directors resulting from Mr. Onarheim’s resignation. Certain other changes to DHT’s corporate governance and related matters also went into effect upon the completion of the offering in accordance with the Investor Rights Agreement.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to DHT that are based on beliefs of DHT’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect DHT’s and BW Group’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the risks, uncertainties and factors described under “Risk Factors” in the prospectus supplement and accompanying prospectus related to the offering, as well as in DHT’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2019.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:

Laila C. Halvorsen, CFO
Phone: +1 441 299 4981 and +47 984 39 935
E-mail: lch@dhtankers.com